UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

 Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Exhibit No.	Description
99.1	Press Release dated November 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: November 25, 2025	By:	/s/ Ning Ding
	Name:	Ning Ding
	Title:	Chief Executive Officer and Director